Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

NEWS

NEW JERSEY APPROVES CHARTER/TIME WARNER CABLE TRANSACTION

Pending Transactions move another step closer to a timely close
Stamford, Conn. - February 24, 2016 - Today, Charter Communications, Inc. received approval of its merger with Time Warner Cable Inc. (TWC) from the State of New Jersey Board of Public Utilities - another important step in the transaction review process that follows approval by the state of New York last month.
Charter has now secured the necessary regulatory approval from all but two of the states it will serve as New Charter. Charter has made a number of commitments that ensure the combined company will deliver significant consumer benefits. These include adding American jobs and enhancing customer service by returning Time Warner Cable call centers to the U.S., preserving an open internet, advancing pro-consumer and online video friendly policies including no usage-based billing and no additional modem fees. Charter will also offer an industry leading high speed broadband for low income families and seniors. Having demonstrated that the pending transactions with Time Warner Cable and Bright House Networks are squarely in the public interest, Charter remains confident they will close in a timely fashion.
“We are grateful to the Board of Public Utilities and its staff, as well as the State of New Jersey Division of the Rate Counsel for their hard work during this important review process,” said Adam Falk, senior vice president, state government affairs for Charter Communications. “The New Jersey BPU approval is another important step towards closing our transactions. We are very pleased with the confidence in our company and our commitments to our future customers demonstrated by the actions taken today.”
About Charter
Charter (NASDAQ: CHTR) is a leading broadband communications company and the fourth-largest cable operator in the United States. Charter provides a full range of advanced broadband services, including Spectrum TV™ video entertainment programming, Spectrum Internet™ access, and Spectrum Voice™. Spectrum Business™ similarly provides scalable, tailored, and cost-effective broadband communications solutions to business organizations, such as business-to-business Internet access, data networking, business telephone, video and music entertainment services, and wireless backhaul. Charter's advertising sales and production services are sold under the Spectrum Reach™ brand. More information about Charter can be found at charter.com
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Media Contact:
Justin Venech
Justin.Venech@Charter.com

Important Information for Investors and Shareholders
This Current Report does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This Current Report is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.